UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

WORLD FUNDS TRUST
NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Richmond, Commonwealth of Virginia on the 23rd day of August, 2016.

WORLD FUNDS TRUST
With Respect to the

CBOE Vest Defined Distribution Strategy Fund
CBOE Vest S&P 500® Buffer Protect Strategy Fund
CBOE Vest S&P 500® Buffer Protect Strategy (January) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (February) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (March) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (April) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (May) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (June) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (July) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (August) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (September) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (October) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (November) Fund
CBOE Vest S&P 500® Buffer Protect Strategy (December) Fund

Signature Page to Follow

Signatures

By:	/s/ John Pasco, III

John Pasco, III
President and Principal Executive Officer

Attest:	/s/ Karen M. Shupe

Print Name: Karen M. Shupe
Title: Treasurer and Chief Financial Officer